



12061062




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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53126 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Instream Partners, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**545 Middlefield Road, Suite 150**
(No. and Street)

| **Menlo Park** | **CA** | **94025** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**John Schlesinger** **(650) 853-8699**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**EisnerAmper LLP**
(Name – *if individual, state, last, first, middle name*)

| **One Market, Landmark, Suite 620** | **San Francisco** | **CA** | **94105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **John Schlesinger**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Instream Partners, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 13 day of March 2012

Carlotta L. Henneman

Notary Public

CARLOTTA L. HENNEMAN
Commission # 1825510
Notary Public - California
San Francisco County
My Comm. Expires Dec 31, 2012

This report** contains (check all applicable boxes):

- ☒(a) Facing page.
- ☒(b) Statement of Financial Condition.
- ☒(c) Statement of Operations.
- ☒(d) Statement of Cash Flows.
- ☒(e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒(g) Computation of Net Capital.
- ☒(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒(l) An Oath or Affirmation.
- ☒(m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☒(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

INSTREAM PARTNERS, LLC
Statement of Financial Condition
December 31, 2011

| | | |
|---|---|---|
| ***Assets*** | | |
| Cash | $ | 40,784 |
| Accounts receivable | | 62,091 |
| Prepaid expenses | | 722 |
| Office equipment, net | | 1,470 |
| ***Total assets*** | $ | 105,067 |
| ***Liabilities and Member's Equity*** | | |
| Accounts payable and accrued expenses | $ | 19,032 |
| Commissions payable | | 76,000 |
| ***Total liabilities*** | | 95,032 |
| Member's equity | | 10,035 |
| ***Total liabilities and member's equity*** | $ | 105,067 |

***See Accompanying Notes to Financial Statements***